New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Manuel Garciadiaz

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

CONFIDENTIAL

October 17, 2019

Re:	XP Inc. Draft Registration Statement on Form F-1 Submitted September 13, 2019 CIK #0001787425

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Cara Lubit, Staff Accountant Hugh West, Accounting Branch Chief Jessica Livingston, Staff Attorney Michael Clampitt, Attorney Advisor

Ladies and Gentlemen:

On behalf of our client, XP Inc. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated October 10, 2019 (the “Comment Letter”). On September 13, 2019, the Company confidentially submitted a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering of the Company’s Class A common shares via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company has revised the Draft Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 1. We are also sending, under separate cover, a marked copy of Amendment No. 1 showing changes to the Draft Registration Statement.

Division of Corporation Finance U.S. Securities and Exchange Commission	2	October 17, 2019

General

1.	Please disclose whether or not you will be a controlled company under NASDAQ/New York Stock Exchange rules as well as any exemptions available to you as a result, whether or not you currently intend to utilize any such exemption.

Response

We respectfully acknowledge the Staff's comment and the Company has revised the disclosure on pages 50 to 51 and 157 of Amendment No. 1 to disclose that the Company is a controlled company under NASDAQ/New York Stock Exchange rules and plans to avail itself of the controlled company exemptions of the applicable exchange. We respectfully advise the Staff that the Company intends to rely on accommodations for local corporate governance practices available to foreign private issuers under SEC and applicable stock exchange rules, which overlaps with the exemptions afforded to a controlled company. See pages 156 to 157 of Amendment No. 1.

2.	Please generally revise to clearly disclose the mechanics of how your business works, including without limitation, clarification and reconciliation of the various disclosures of fee income, rebates, and other revenue sources to clarify and describe the sources of the various fees and other revenue sources and to disaggregate the disclosures of revenue and income on pages 77-79 to match or reconcile with the disclosure in footnote 26 to the financials. We may have further comments. Refer to Item 4 of Form F-1 which references Part I of Form 20-F.

Response

We respectfully acknowledge the Staff's comment and the Company has revised the disclosure on pages 70 and 81 to 86 of Amendment No. 1 to further describe how the Company’s business works and to provide more detailed disaggregated information on fee income, rebates and other revenue sources as to reconcile them with the information disclosed on page F-58 of Amendment No. 1.

3.	We note that you do not believe that you or any of your subsidiaries engage in any financial services activities in the United States that would require a license from any U.S. federal or state banking authorities or other financial regulators. Please provide an analysis as to why you have determined that you or your subsidiaries are not subject to registration under the Investment Advisers Act.

Response

We respectfully acknowledge the Staff’s comment and note that the disclosure on page 33 of Amendment No. 1 states that “[w]e do not believe that we or any of our subsidiaries engage in any financial services activities in the United States that would require a license from any U.S. federal or state banking authorities or other financial regulators, except those licenses and registrations that have already been obtained.” [emphasis added].

We respectively advise the Staff that XP Advisory US, Inc., a U.S. subsidiary of XP Inc., is an SEC-registered investment adviser (CRD# 173779/SEC# 801-114590) and provides investment advisory services to U.S. clients.

Division of Corporation Finance U.S. Securities and Exchange Commission	3	October 17, 2019

XP Securities, LLC, another U.S. subsidiary of XP Inc., is an SEC- and FINRA-registered broker-dealer (CRD# 156691/SEC# 8-68817) and provides brokerage services to U.S. customers. To the extent that XP Securities, LLC provides any investment advisory services, such services fall under the exception in Section 202(a)(11)(C) of the Investment Advisers Act for broker-dealers whose provision of investment advisory services is solely incidental to their brokerage business and that receive no special compensation therefor. As such, XP Securities, LLC is not required to be registered as an investment adviser under the Investment Advisers Act. Except for XP Advisory US, Inc. and XP Securities, LLC, XP Inc. and its subsidiaries (each, a “Non-U.S. XP Entity”), to the extent they act as investment advisers within the meaning of the Investment Advisers Act, are exempt from registration thereunder by virtue of, among other things, the foreign private adviser exemption set forth in Sections 202(a)(30) and 203(b)(3) of the Investment Advisers Act and Rule 202(a)(30)-1 thereunder. In particular, no Non-U.S. XP Entity (i) has a place of business in the United States from which it provides investment advisory services, (ii) has, in total, 15 or more U.S. advisory clients or U.S. investors in “private funds” advised by such Non-U.S. XP Entity, (iii) has $25 million or more in aggregate assets under management attributable to such U.S. clients and investors or (iv) holds itself out generally to the public in the United States as an investment adviser or acts as an investment adviser to a U.S. registered investment company or a U.S. business development company.

4.	Please provide an analysis as to whether you are an investment company under the Investment Company Act of 1940, including what exclusion from the Investment Company Act of 1940 that you and your subsidiaries are relying on (if any). In particular, please provide us with a detailed legal analysis (including relevant unconsolidated financial information) supporting your determination. Among other things, your analysis should indicate the value of your investment securities and total assets, exclusive of cash items and Government securities, on an unconsolidated basis. In addition, please explain why an investment in XP Inc. is not equivalent to an investment in a fund of funds.

Response

We respectfully acknowledge the Staff’s comment and provide the requested analysis below.

Section 3(a)(1)(A), (B) and (C) of the Investment Company Act of 1940 (the “Investment Company Act”) define the term “investment company” for purposes of the Investment Company Act. (All terms used in this response that are defined in the Investment Company Act have the meanings ascribed to them therein.) XP Inc. is not an investment company because it does not come within any of these definitions. With respect to Section 3(a)(1)(A), XP Inc. is not an investment company because it is not, and does not hold itself out as being, engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting, owning, holding or trading in securities. Rather, XP Inc. is primarily engaged, through its majority-owned subsidiaries, in the business of providing broker-dealer services to customers. Indeed, R$31.8 billion of the R$39.1 billion, or 81%, of XP Inc.’s total consolidated assets as of September 30, 2019, are attributable to XP Investimentos CCTVM S.A. (the “Brazilian Broker-Dealer”), the Brazilian broker-dealer that is the core operational subsidiary of the group (R$14.0 billion of R$17.8 billion (79%) as of December 31, 2018). Similarly, as of September 30, 2019, 82% of XP Inc.'s consolidated financial assets are attributable to its subsidiaries' broker-dealer operations (79% as of December 31, 2018).

Division of Corporation Finance U.S. Securities and Exchange Commission	4	October 17, 2019

XP Inc. is also not an investment company under Section 3(a)(1)(B) (a “face-amount certificate company”) because it is not engaged, has not been engaged, and does not propose to be engaged, in the business of issuing face-amount certificates of the installment type, and does not have any such certificate outstanding.

Lastly, XP Inc. is not an investment company under Section 3(a)(1)(C) because it does not own or propose to acquire investment securities with a value exceeding 40% of XP Inc.’s total unconsolidated assets (exclusive of U.S. Government securities and cash items) (“adjusted total assets”). For purposes of the Section 3(a)(1)(C) test, the term “investment securities” does not include securities issued by a majority-owned subsidiary of the entity in question, so long as such subsidiary itself is not an investment company (or relying on the exclusions from such term under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act). In the case of XP Inc., as described in detail below, it is not an investment company under Section 3(a)(1)(C) because at least 60% of the value of its adjusted total assets consists of direct or indirect interests in several majority-owned intermediate holding company subsidiaries, whose primary asset is their majority-owned subsidiary, the Brazilian Broker-Dealer, which is not an investment company because it is primarily engaged in brokerage, underwriting and other businesses contemplated by the Section 3(c)(2) exclusion from the term “investment company.”

In particular, the following “bottom-up” analysis, beginning with the Brazilian Broker-Dealer, describes the adjusted total assets of XP Inc. and such majority-owned subsidiaries (and broker-dealer revenues in the case of the Brazilian Broker-Dealer). This analysis demonstrates that (i) the Brazilian Broker-Dealer is not an investment company pursuant to Section 3(c)(2), (ii) each such majority-owned subsidiary is therefore not an investment company, by virtue of its interest in the Brazilian Broker-Dealer (or direct or indirect parent thereof) and (iii) XP Inc. is therefore not an investment company by virtue of its interest in the majority-owned subsidiary that is the indirect parent of the Brazilian Broker-Dealer. In addition, none of the majority-owned subsidiaries between XP Inc. and the Brazilian Broker-Dealer (i) is a face-amount certificate company or (ii) is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, owning, holding or trading in securities, and thus none is an investment company under Section 3(a)(1)(A) or (B).

a)	The Brazilian Broker-Dealer is primarily engaged in the broker-dealer business (i.e., the business of underwriting and distributing securities issued by other persons, selling securities to customers, acting as broker, or any one or more of such activities). The value of the Brazilian Broker-Dealer’s adjusted total assets is approximately R$32.0 billion, of which approximately 96% is attributable to the broker-dealer business. The Brazilian Broker-Dealer’s gross income on an unconsolidated basis for the past four fiscal quarters combined is approximately R$3.1 billion, of which approximately 98% was derived from the broker-dealer business. The Brazilian Broker-Dealer’s net income on an unconsolidated basis for the past four fiscal quarters combined is approximately R$232 million, of which approximately 81% was derived from the broker-dealer business. The Brazilian Broker-Dealer therefore is not an investment company pursuant to Section 3(c)(2) of the Investment Company Act. The Brazilian Broker-Dealer is a majority-owned subsidiary of XP Controle 3 Participações S.A.

Division of Corporation Finance U.S. Securities and Exchange Commission	5	October 17, 2019

b)	The value of XP Controle 3 Participações S.A.’s adjusted total assets is approximately R$9.3 billion. The value of XP Controle 3 Participações S.A.’s equity interest in and loans to the Brazilian Broker-Dealer, its majority-owned subsidiary, is approximately R$9.3 billion. Therefore, more than 60% of the value of XP Controle 3 Participações S.A.’s adjusted total assets consists of its equity interest in and loans to the Brazilian Broker-Dealer, which are not investment securities because the Brazilian Broker-Dealer is not an investment company (or relying on Section 3(c)(1) or 3(c)(7)). XP Controle 3 Participações S.A. is therefore not an investment company. XP Controle 3 Participações S.A. is a majority-owned subsidiary of XP Investimentos S.A.

c)	The value of XP Investimentos S.A.’s adjusted total assets is approximately R$14.2 billion. The value of XP Investimentos S.A.’s equity interest in and loans to XP Controle 3 Participações S.A., its majority-owned subsidiary, is approximately R$9.3 billion. Therefore, more than 60% of the value of XP Investimentos S.A.’s adjusted total assets consists of its equity interest in and loans to XP Controle 3 Participações S.A., which are not investment securities because XP Controle 3 Participações S.A. is not an investment company (or relying on Section 3(c)(1) or 3(c)(7)). XP Investimentos S.A. is therefore not an investment company. XP Investimentos S.A. is a majority-owned subsidiary of XP Inc. In addition, XP Investimentos S.A. has a number of other majority-owned subsidiaries primarily engaged in providing asset management and other financial services, and not owning, holding or trading securities.

a)	The value of XP Inc.’s adjusted total assets is approximately R$14.2 billion. The value of XP Inc.’s equity interest in and loans to XP Investimentos S.A., its majority-owned subsidiary, is approximately R$14.2 billion. Therefore, more than 60% of the value of XP Inc.’s adjusted total assets consists of its equity interest in and loans to XP Investimentos S.A., which are not investment securities because XP Investimentos S.A. is not an investment company (or relying on Section 3(c)(1) or 3(c)(7)). XP Inc. is therefore not an investment company.

For the reasons described above, XP Inc. is not an investment company. Also as described above, XP Inc. is primarily engaged, through its majority-owned subsidiaries, in the business of providing broker-dealer services to customers. While XP Inc. and/or its subsidiaries do manage certain investment funds and may have limited interests in such funds in connection with their management of such funds, XP Inc. is not primarily engaged in the business of investing in investment funds. Therefore, an investment in XP Inc. would not be equivalent to an investment in a fund of funds.

5.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response

We respectfully acknowledge the Staff's comment and the Company undertakes to provide the Staff with any written materials that the Company or anyone authorized to do so on its behalf presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Division of Corporation Finance U.S. Securities and Exchange Commission	6	October 17, 2019

A Letter From The Founder (page v)

6.	Please revise to eliminate this section of the prospectus or move the letter to somewhere in the prospectus after the Risk Factor section. The forepart of your registration statement should be limited to the information required by Items 1 through 3 of Form F-1.

Response

We respectfully acknowledge the Staff's comment and have moved the letter from the founder to pages 120 to 121 of Amendment No. 1.

Introduction to XP (page 1)

7.	In the last sentence of the first paragraph you state that the sources of the data in the bullet points that follow are provided; however, we do not see a source for each data point. Please revise to provide the specific source for the statements made, including being the #1 ranked financial investment brand in Brazil, the #1 independent financial investment platform, digital platform and financial network in Brazil and the #1 financial media portal and financial services event in Latin America.

Response

We respectfully acknowledge the Staff's comment and the Company has revised its disclosure on pages 1 to 2 and 122 to 123 of Amendment No. 1 in response to the above comment.

Summary (page 1)

8.	Please generally revise your disclosure to remove conclusory statements, and establish an objective criterion when you describe your business and market. For example, describe objectively your “massive addressable market opportunity.” Also remove “puffing” or subjective statements or provide us with independent supplemental support for each such assertion; including, as an example only, the statement: “we will benefit from numerous favorable macroeconomic and secular trends that will provide significant tailwinds.”

Response

We respectfully acknowledge the Staff's comment and the Company has revised its disclosure on pages 1 to 3, 5 to 7, 69, 122 to 123, 125 to 126, 138 to 139 and 141 of Amendment No. 1 in response to the above comment.

Our Cohorts and Client Economics (page 3)

9.	For clarity, please revise to quantify the historical growth in the areas referenced, including the growth in your “share of wallet,” improvement in “client unit economics and cross-selling.”

Response

We respectfully acknowledge the Staff's comment and the Company has revised its disclosure on pages 4, 73 to 76 and 129 to 132 of Amendment No. 1 in response to the above comment.

Division of Corporation Finance U.S. Securities and Exchange Commission	7	October 17, 2019

Our Corporate Structure (page 7)

10.	Revise to briefly discuss, in separate subsections, each of the material operating subsidiaries on the organizational chart, describe their operations, and disclose for each, the assets and net income for the years ended December 31, 2018 and 2017 and the interim period of 2019.

Response

We respectfully acknowledge the Staff's comment and the Company revised our disclosure on pages 128 to 129 of Amendment No. 1 in response to the above comment.

Summary Financial Information
Non-GAAP Financial Measures (page 17)

11.	We note your measure of adjusted gross cash includes adjustments for various non-cash items. Please revise the name of your measure, here and elsewhere throughout your registration statement, to more appropriately reflect what the measure represents and to avoid confusing or misleading investors.

Response

We respectfully acknowledge the Staff's comment and the Company has revised the name of such measure to adjusted gross financial assets throughout Amendment No. 1, as appropriate. See pages 19 to 20, 56, 71, 84, 88 and 128 of Amendment No. 1.

Risk Factors
Certain Risks Related to Our Class A Common Stock and the Offering (page 44)

12.	Revise to add a risk factor addressing the preemptive rights as briefly described on the cover page. In this risk, describe who has preemptive rights, what types and quantity of stock are at issue, the price for any shares sold under these rights, and the timing of when they may be exercised.

Response

We respectfully acknowledge the Staff's comment and the Company has included a new risk factor under the caption “Risk Factors—Certain Risks Relating to Our Class A Common Shares and the Offering” on page 46 of Amendment No. 1.

Organization (page 54)

13.	Please revise to provide an organizational chart showing the structure prior to the share exchange and to describe the operations of each entity in the chart or provide a specific cross reference to where this disclosure appears in the prospectus.

Response

We respectfully acknowledge the Staff's comment and the Company has revised its corporate organizational chart to reflect the Company’s structure before and after the share exchange on page 55 of Amendment No. 1 and to provide a specific cross-reference to the description of the operations of its material operating subsidiaries.

Division of Corporation Finance U.S. Securities and Exchange Commission	8	October 17, 2019

Use of Proceeds (page 58)

14.	We note you intend to use the proceeds of the offering for general corporate purposes and list several examples of more specific uses, including acquisitions. Please revise to provide more details of these specific uses and to break down the net proceeds into each principal intended use thereof and if the proceeds may or will be used to finance acquisitions of other businesses, give a brief description of such businesses and information on the status of the acquisitions. See Item 4 of Form F-1 which references Part I of Form 20-F.

Response

We respectfully acknowledge the Staff's comment and the Company has revised its disclosure on pages 13 and 59 of Amendment No. 1 to expand on the use of proceeds to provide more details of these specific uses. However, the Company respectfully advises the Staff that it does not have a breakdown of principal intended uses and that it currently does not have any acquisitions pending or identified. To the extent there are changes in this regard, the Company undertakes to update the disclosure as appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview
Key Business Metrics (page 67)

15.	We note the definition of assets under custody (“AUC”) in your glossary of terms (page iii) and your disclosure of AUC trends. Based on your descriptions, AUC appears to be a combination of assets under management (“AUM”) and AUC. Please address the items below.

•	Revise your disclosures to separately distinguish (or disaggregate) your AUM from your AUC amounts.

•	Revise your glossary of terms to include a clear definition of AUM, as applicable.

•	As it relates to your AUM, expand your disclosure to provide more granular details, such as AUM by asset class, type, or other classification that would be meaningful to an investor. Supplement your revised disclosure with rollforwards and weighted average fee rates (by asset class, type, etc.) along with narratives explaining significant trends, and enhance your discussion of how specific asset mix shifts are impacting revenues.

Response

We respectfully acknowledge the Staff's comment and the Company has revised its disclosure on pages iii and 70 to 72 of Amendment No. 1 to include a clearer definition of AUM in the glossary as well as to disaggregate the Company’s AUM from its AUC amounts. However, the Company respectfully advises the Staff that as of December 31, 2016, 2017 and 2018, only 8.6%, 11.4% and 12.7%, respectively, of the Company’s AUC were considered AUM and therefore do not represent a significant portion of its AUC. In addition, the revenue generated from this portion of the Company’s AUC represents less than 10% of its total revenue and income for each of the periods reported as discussed further in the Company’s response to comment no. 17.  In addition, AUM is not internally tracked by the Company as a key business metric. The Company intends, once it is a public company, to

Division of Corporation Finance U.S. Securities and Exchange Commission	9	October 17, 2019

only present key business metrics as disclosed in the Draft Registration Statement. Such key business metrics are meant to be limited to key indicators of significant portions of the Company’s consolidated total revenue and income. Consequently, the Company does not believe expanded disclosure to provide granular details as it relates to the Company’s AUM as requested in the above comment would be meaningful to investors and believes that it does not warrant additional disclosures in the Draft Registration Statement.

Operations
Description of Principal Line Items
Total Revenue and Income (page 77)

16.	We note your discussion of brokerage commission and securities placement fees, which are recorded within “net revenue from services rendered”. We also note your disclosure that “net income from financial assets” includes revenues from sales of certain securities to retail and institutional clients. Please tell us and revise your disclosures to provide more detail explaining how these items differ.

Response

We respectfully acknowledge the Staff's comment and the Company has revised its disclosure on pages 81-82 of Amendment No. 1 accordingly.

17.	We note your disclosure here and elsewhere (e.g., page F-26) regarding management fees, which appear to include investment advisor income generated via both your own and third party funds. Please address the items below.

•	Quantify for us and in your disclosures the amount of revenues attributable to funds managed by your investment advisors or asset managers and those managed by third-parties.

•	Tell us and disclose what portion of management fees are performance-based fees (quantify R$ and as a percentage for the respective periods). In this regard, expand your accounting policy disclosures within your financial statements (page F-26) to discuss your accounting policy for performance-based fees.

•	Provide us and revise your disclosures to include a fee range or a weighted average management fee, and discuss key trends affecting this fee range or weighted average.

Response

We respectfully acknowledge the Staff's comment and the Company has revised the management fees disclosures on page 81 of Amendment No. 1 to reflect the percentages of management fees attributable to funds managed by third parties as opposed to the Company’s asset managers as well as the percentages of management fees attributable to performance based versus non-performance based fees. In addition, the Company has expanded its accounting exposure policy on page F-26 of Amendment No. 1 in response to the Staff’s comment.

For 2018, revenues from management fees totaled R$528 million, representing 16.4% of consolidated total revenue and income, R$226 million or 43% are attributable to funds

Division of Corporation Finance U.S. Securities and Exchange Commission	10	October 17, 2019

managed by third parties (representing 7.0% of consolidated total revenue and income) and R$302 million or 57% are attributable to funds managed by our asset managers (representing 9.4% of consolidated total revenues and income). R$399 million or 76% of the revenues from management fees is attributable to fixed management fees (representing 12.4% of consolidated total revenue and income), and R$129 million or 24% of the revenues from management fees is attributable to performance-based fees (representing 4.0% of consolidated total revenues and income).

18.	We note your disclosure on page 78 that a “small portion” of net income from financial assets is linked to principal trading operations. Please quantify for us and in your disclosure the proportion and / or amount of income generated from principal trading operations.

Response

We respectfully acknowledge the Staff's comment and the Company has revised the disclosure on page 82 of Amendment No. 1 to quantify the proportion of income from principal trading operations.

Results of Operations
Year Ended December 31, 2018, Compared to the Year Ended December 31, 2017 (page 79)

19.	We note your discussion and analysis of the trends impacting your results of operations (here and on page 81). Please expand your analysis, where possible, to provide a more granular (or detailed) discussion of the causal factors of the increases and decreases identified. For example, consider revising your total revenue and income discussion to address the trends and causal factors for each significant or major service line as you have presented in Note 26 - Total Revenue and Income on page F-58.

Response

We respectfully acknowledge the Staff's comment and the Company has revised the disclosure of the trends impacting the results of operations disclosures on pages 81 to 86 of Amendment No. 1 to provide a more detailed discussion of the causal factors related thereto.

Notes to consolidated financial statements
2. Basis of preparation of the financial statements
(iii) Segment reporting (page F-9)

20.	We note your disclosure on page 21 that your business largely depends on certain institutional brokerage clients using your solutions and trading on your platforms, and that a limited number of clients can account for a “significant portion” of trading volumes and transaction fees. Please tell us whether revenues with a single customer have amounted to 10% or more of your revenues for the periods reported. Revise your disclosure to state that fact and the total amount of revenues from each such customer, as applicable. See IFRS 8.34.

Division of Corporation Finance U.S. Securities and Exchange Commission	11	October 17, 2019

Response

We respectfully acknowledge the Staff's comment and the Company confirms that no single client has accounted for 10% or more of its revenues for the periods reported and has revised its disclosure on page F-58 of Amendment No. 1 in response to the above comment.

21.	We understand from your disclosure on page 3 and elsewhere in your registration statement that you have operations outside of Brazil. Please revise your segment disclosures to include geographic information about revenues and assets to the extent that revenues derived from foreign countries or assets located in foreign countries are material. See IFRS 8.33.

Response

We respectfully acknowledge the Staff's comment and the Company has revised the disclosure to include geographic information about its revenues and assets on page F-58 of Amendment No. 1 to reflect the requirements of IFRS 8.33 to the extent these are material to its business.

* * *

Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com; or Byron Rooney at 212-450-4658 or byron.rooney@davispolk.com; or Konstantinos Papadopoulos at 212-450-6189 or konstantinos.papadopoulos@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

Manuel Garciadiaz

cc:	Guilherme Dias Fernandes Benchimol, Chief Executive Officer, XP Inc.

Bruno Constantino Alexandre dos Santos, Chief Financial Officer, XP Inc.

Fabrício Cunha de Almeida, General Counsel, XP Inc.

Kieran McManus, PricewaterhouseCoopers Auditores Independentes